Mr John Perry
Chief Financial Officer
Nord Resources Corporation
1 W. Wetmore, suite 203
Tucson, AZ 85705

11 April 2007

Dear John

Proposed Term Sheet Johnson Camp Project

As discussed, please find our proposed term sheet attached hereto which has been approved by our Credit Committee for a $25m project loan facility . If terms are acceptable to you please sign and return to us no later than 13 April 2007.

Yours sincerely

David Dunsford-White
Mining and Resources

NEDBANK
CAPITAL

MINING AND RESOURCES

4th Floor Corporate Place Nedbank Sandton 135 Rivonia Road Sandown 2196 PO Box 785442 Sandton 2194 South Africa
Tel 011 295 8427 Fax 011 294-8427 www.nedbank.co.za

TERM SHEET

NORD RESOURCES CORPORATION

US$ 25 million Project Finance Loan Facility

This indicative term sheet sets out the basis upon which Nedbank Limited would be pleased to consider a US$25,000,000 project finance loan facility for Nord. This term sheet does not constitute or imply an offer or commitment whatsoever on the part of Nedbank Limited and is subject to, inter alia, technical, financial , environmental and legal due diligence and satisfactory documentation .The terms set out herein are not exhaustive and are designed to arrive at a mutually satisfactory arrangement for the proposed financing.

THE PROJECT:	The re-development of the mining and metal extraction project to be conducted by Nord at Johnson Camp in Cochise County, Arizona. ('the Project")
BORROWER:	Nord Resources Corporation ("Nord")
LENDER:	Nedbank Limited acting through its London Branch
AGENT BANK:	Nedbank Limited acting through its London Branch
FACILITY:	$ 25 million term loan facility.
PURPOSE:	To re-develop the Project
INTEREST RATE:	LIBOR plus a margin of 3.5% per annum pre-completion and 3.0% post completion.
DEFAULT INTEREST RATE:	Interest rate plus 3% per annum.
INTEREST PERIODS:	Interest to be Payable quarterly.
INTEREST PAYMENTS:	Interest is to be paid quarterly in arrears and will be calculated on the disbursed portion of the Facility only. Interest will be capitalised during the moratorium period, and thereafter, repayments are to coincide with the principle repayments.

1/8

FRONT-END FEE: 2% of the principal amount of the Facility, due and payable upon reaching Financial Close.

ACCEPTANCE FEE: A US$50,000 fee which has already been paid in terms of a previous credit approved term sheet and which shall be applied against the Front-End Fee at Financial Closing.

BREAK FEE: 2% of the Facility payable to the Lender in the event that additional equity of $20m is not raised and injected into Nord within 3 months of acceptance of the terms contained herein or the transaction is not implemented at all. The terms of this provision will be applicable notwithstanding the failure to implement this agreement and will survive the termination of all the other provisions hereof. Further the obligation to repay bridging facility of $5.0m advanced to Nord and evidenced by a promissory note will be extended to the earlier of the first drawdown hereunder or 90 days from the date of signature and return hereof by Nord.

HEDGING REQUIREMENT: A mutually acceptable price risk management programme will be developed and any hedging which forms part of this agreement must be to the Lender's satisfaction and be with a counterparty acceptable to the Lender.

SECURITY:

(1) First and floating priority liens and/or assignments over all of the Borrower's assets, except for agreed upon carve-outs, construction/proceeds accounts, insurance policies, contracts, rights, permits that are required under the Facilities and are necessary to the Borrower's business and to the Project's development, operations, and sale of production;

(2) Assignment of all off-take and hedging contracts.

FINANCIAL CLOSE: The 2nd Business Day after the date on which the last of the Conditions Precedent has been satisfied or waived, as the case may be.

AVAILABILITY AND DRAWDOWN PERIOD: The Facility will be available for 12 months from the date of first drawdown , but in any event not later than June 30, 2008. The Facility will be drawn on the basis of an agreed development schedule with each draw being no more frequently than monthly.

1R

MORATORIUM PERIOD	12 Months from the initial drawdown.
SCHEDULED REPAYMENTS:	The Facility will be repaid in 16 equal quarterly instalments, commencing twelve months after the first draw down.
MANDATORY REPAYMENTS:	Mandatory repayments equivalent to 25% of excess cash flow from the project (after scheduled debt service, taxation and debt service reserve account payments) will be made quarterly. These mandatory repayments will be applied to the scheduled repayments in inverse order of maturity and will be applied only when the Debt Service Reserve Account is fully funded. To the extent that the amounts so pre-paid may be required for approved capital expenditure, the Borrower may apply for re-advance of such prepayment amounts, approval for which shall not be unreasonably withheld by the Lender.
DEBT COVERAGE RATIO:	Debt Coverage Ratio shall apply to the Borrower and shall be the ratio of Cash Available For Debt Service (gross revenue less all associated royalties, cash production costs, taxes, non-discretionary capital expenditures, and working capital changes) to Scheduled Debt Service (scheduled principal and interest payments excluding Mandatory Prepayments) over the stipulated period. Gross revenue will be calculated using the actual hedged price for all future hedged production and the unhedged price for the balance, being the lower of the average of the historic 6 monthly spot price and the current spot price.
RESTRICTIONS ON DISTIBUTIONS	No repayment of shareholders loans apart from amounts agreed in terms the source and uses of funds statement or dividend payments will be made to the shareholders of the Borrower while the Historical and Projected Debt Coverage Ratio is less than 1.8. Should the Debt Coverage Ratio be higher than 1.8, distributions may be made, subject to and after the mandatory prepayment terms above and the DSRA being fully funded.
VOLUNTARY REPAYMENTS:	The Borrower may at any time select to repay some or all of the outstanding Facility subject to the following: • Voluntary prepayments (when made from internally generated cash flows) will only be permitted if the Debt Service Reserve account is fully funded. • Any amount prepaid will not be available for redrawing; • Should the prepayment be made out of internally generated cash flows, no early settlement penalties shall be charged; • At least 5 Business Days notice must be given prior to any prepayment; • Any prepayment will be applied in its inverse order of

1ff

maturity;

- The Borrower will reimburse Lenders for funding costs associated with making repayments on non-interest rollover dates;
- There must be compliance with all financial covenants after such prepayment.

PROCEEDS ACCOUNT AND PRIORITY:

All proceeds for project development derived from equity and the Facility, operating cash flow, commodity hedges, sale of assets, insurance payments, etc. will be deposited in the Borrower's Proceeds Account. All disbursements from this account will be made in the following priority:

(i) project development costs and capital overruns;

(ii) all operating and maintenance costs, working capital,;

(iii) debt service;

(iv) top up of Debt Service Reserve (if deficient);

(v) non-discretionary capital requirements;

(vi) Taxes;

(vii) mandatory repayments; and

(viii) discretionary expenditures.

DEBT SERVICE RESERVE ACCOUNT ("DSRA"):

The Debt Service Reserve account will be maintained with a balance at least equal to the next 2 quarters Scheduled Debt Service Payment, but in any event not less than US$3 million .Distributions from the Debt Service Reserve will be permitted to meet debt servicing obligations to the extent that funds are not available from other sources. No discretionary expenditures are to be permitted should the DSRA not be fully funded.

Independent Technical Consultant

The appointment of an Independent Technical Consultant to monitor, on a quarterly basis, and to report on the progress and status of the Project.

CONDITIONS PRE-CEDENT:

The drawdown under the Facility shall be subject to certain conditions, including, without limitation, absence of Events of Default and of Material Adverse Effect, and the Lenders' satisfaction with the following:

(1) Approval having been obtained (where required) from the relevant authorities for the Lender to make this Facility available;

(2) Agreement between the Lender and the Borrower on the Base Case Model and Development Plan;

(3) Completion of all legal, technical ,environmental and financial due diligence on the Borrower and Project, to the

satisfaction of the Lender;

(4) Full repayment of the existing US$5 million Bridge Loan Facility which shall be repaid out of the first drawdown under this Facility;

(5) Loan and Security documentation with related legal opinions;

(6) Payment of all fees, costs and expenses relating to the establishing of the Facility;

(7) Assurances as to the corporate existence and authority of the Borrower and submission of all required "know your client " information as required by English Law;

(8) Evidence of the necessary project development permits having been issued;

(9) Injection of new additional equity into Nord in a minimum amount of US$20 million to the satisfaction of the Lender within 3 months of acceptance of the terms contained herein;

(10) The contracts with the general contractor, the construction contractor and major subcontractors;

(11) The mining equipment lease agreement or contract mining agreement;

(12) Hedging program and off-take contract acceptable to Lender is in place;

(13) All reagent, energy and other supply contracts; and

(14) Operating budgets (including that for contract mining or lease payments for the mining equipment).

BORROWER'S COVENANTS:

To apply to Borrower and to include, without limitation:

(1) Usual reporting requirements including notifications, audited financials, monthly Project construction and operating reports, and quarterly financial projections. The Lender may reserve the right to have such information audited by the Independent Technical Consultant;

(2) No additional indebtedness, nor liens and encumbrances with respect to Security, except in regard to acceptable equipment lease finance attendant to contract mining (which shall be subject to an agreed maximum amount);

(3) To ensure that its financial statements are and will be prepared in accordance with GAAP;

(4) The requirement that the Borrower's financial statements be audited by an internationally recognised firm of independent auditors licensed to practice in the US.

The Borrower shall supply the Lender:

- Annually, in advance, its budget and operating plans for the

following year;

- Annually, a certification by its insurance brokers regarding adequacy of insurance and payment of premiums;

- At the end of each of its financial years, with a copy of its audited financial statements for such financial year;

- Quarterly during the first 3 (three) years calculated from the Effective Date and semi-annually thereafter, with a copy of its interim financial statements/management account to that date; and

- With such material information about the financial condition of the Borrower as the Lender may reasonably require;

The Borrower shall also:

- comply with all authorisations, approvals, licenses and consents required in or by the laws and regulations of all the jurisdictions in which it is operating to enable it lawfully to perform its obligations under the Finance Documents and to ensure the ongoing legality, validity and enforceability of the Finance Documents;

- ensure that all of its assets relating to the project, whether immovable, movable, corporeal or incorporeal are adequately insured for full replacement value with reputable insurance companies acceptable to the Lender;

- promptly inform the Lender of the occurrence of an Event of Default;

- ensure that at all times the claims of the Lender against it under the Finance Documents rank at least *pari passu* with the claims of all its unsecured creditors in respect of committed facilities save those whose claims are preferred by any bankruptcy, insolvency, liquidation or other similar laws of general application.

- not without the prior written consent of the Lender, create or permit to subsist any encumbrance over all or any of its present or future revenues or assets other than permitted liens and liens arising solely by operation of law in the ordinary course of its business, any encumbrance arising out of title retention provisions in a supplier's standard condition of supply of goods, any encumbrance existing at the Effective Date and disclosed to the lender prior to the Effective Date, any other encumbrance created or outstanding to the extent not otherwise falling within the ambit of this paragraph, provided that the aggregate outstanding principal, capital or nominal amount secured by all encumbrances created or outstanding under this exception must not at any time exceed an amount equal to $1 million

- not other than in the ordinary course of business, sell lease, rent, transfer or otherwise voluntarily dispose of, by one or more transactions (whether related or not), the whole or any substantial part of its revenues or its assets without the prior written consent of the Lender, other than any disposal done on arm's length terms for fair market value; and which would not materially affect the ability of the Borrower to perform its payment obligations under the Finance Documents,

- not take any corporate action including the convening of any meetings or the passing of any resolutions which would, in the reasonable opinion of the Lender, adversely affect the ability of the Borrower to perform any of its obligations under the Finance Documents;

- not incur any indebtedness other than is contemplated in this agreement or to creditors in the ordinary course of business;

- not change the nature or scope of the business operated by it as at the effective date of the Finance Documents, without the prior written approval of the Lender which shall not be unreasonably withheld;

- ensure that no change of control occurs to its shareholding without the prior written approval of the Lender;

- ensure that it maintains the following financial cover ratios which shall be determined semi-annually throughout the Term with reference to the annual audited and interim financial statements of the Borrower:

- a gearing ratio (being interest bearing debt to equity, excluding and historical losses accrued in the Borrower) of no greater than 130%;

- a debt service ratio (being free cash flow over senior debt service) of no less than 1.5 times; and

- an interest cover ratio (being EBIT over total interest paid) of not less than 2 times.

- not advance any loans or make any distributions of any nature whatsoever (including without limitation the declaration of dividends or the repayment of shareholders loans) to any of its shareholders provided that at that point the Borrower has and maintains the gearing, debt cover and interest cover ratios set out above and the distribution will not result in a cumulative total debt service cover ratio (being free cash flow over total debt service) of not less than 1.8. This test must ensure that the following years forecast figures will not result in a breach. Should any distribution be proposed the Borrower undertakes to promptly inform the Lender, such that prior approval can be obtained from the Lender.

- Ensure that its operations comply with current environmental regulations.

The above undertakings shall be provided on an ongoing basis throughout the Term unless the Lender's prior written consent to the contrary is obtained.

OTHER TERMS & CONDITIONS:	Representations & Warranties, Events of Default, Material Adverse Change, and other terms and conditions usual for Facilities as described herein.
TAXES:	All payments under the Facility shall be made free and clear of any present and future tax liability, levies or withholdings of whatever nature or, if such withholding is required, the Borrower shall pay to the relevant taxing authority such amount as may be required to ensue that the Lender shall receive the same amount from the Borrower but for the imposition of such withholding.
SYNDICATION:	The Lender may syndicate the Facility. The Borrower will fully co-operate in any syndication process and will take all reasonable steps required in order to successfully complete any syndication, including the preparation of an information memorandum and presentation meetings. The Lender will endeavour to ensure that no additional withholding tax liability will arise in respect of the Borrower as a result of such syndication.
ASSIGNMENT:	The Lender will be entitled to transfer it's rights and obligations under the Finance Documents to other banks or financial institutions of similar or better financial standing..
EXPENSES:	All consulting, legal, technical and any other out-of-pocket expenses incurred by the Lenders in connection with the Facility, due diligence, credit preparation, negotiation, documentation, execution, administration, and enforcement shall be for the account of the Borrower. These expenses will remain the Borrower's responsibility in the event that for whatever reason the transaction does not close. It is envisaged that legal expenses will amount to no more than \$75 000 .If the Lender is able to secure caps on any other of these expenses, it will pass on any benefit so obtained to the Borrower.
LAW:	Credit Documents: New York Law Security Documents: Arizona Law

[initials]

We , the undersigned , hereby confirm our acceptance of the terms contained herein.

For and on behalf of Nord Resources Corporation

Name : John Perry
Designation: CFO
Date: 4/13/07

118